Exhibit 4.1

HEADS OF AGREEMENT

between

Avance Gas Holding Ltd

as Seller

and

BW LPG Limited

as Buyer

Advokatfirmaet Wiersholm AS

wiersholm.no

Schedules have been omitted pursuant to the Instructions as to Exhibits in Form 20-F and will be furnished on a supplemental basis to the Securities and Exchange Commission upon request.

Contents

1.	DEFINITIONS AND INTERPRETATION	3
2.	SALE AND PURCHASE OF VESSELS	5
3.	PURCHASE PRICE	5
4.	DELIVERY OF VESSELS	5
5.	DELIVERY OF S&L VESSELS	7
6.	COVENANTS	7
7.	REPRESENTATIONS AND WARRANTIES - BUYER	8
8.	REPRESENTATIONS AND WARRANTIES - SELLER	8
9.	SANCTIONS	9
10.	EFFECTIVENESS AND TERMINATION	10
11.	CONFIDENTIALITY	10
12.	MISCELLANEOUS	11
13.	GOVERNING LAW	12
14.	DISPUTE RESOLUTION	12
SCHEDULE 1 VESSELS		13
SCHEDULE 2 PURCHASE PRICE PER VESSEL		14

THIS AGREEMENT (the “Agreement”) is dated 15 August 2024 and made between:

(1)

AVANCE GAS HOLDING LTD, an exempted company limited by shares incorporated under the laws of Bermuda with registration number 43939 and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda (the “Seller”); and

(2)

BW LPG LIMITED, a public limited liability company incorporated under the laws of Singapore with registration number 202426186Z and having its registered address at Mapletree Business City, #17-02, 10 Pasir Panjang Road Singapore (the “Buyer”),

(each a “Party” and together, the “Parties”).

WHEREAS:

(A)	This Agreement sets forth the overarching and coordinating terms and conditions for the sale and purchase of twelve (12) very large gas carriers between the Seller and the Buyer (the “Transaction”).
(B)

The Seller (or its respective vessel owning Subsidiaries) and the Buyer (or one or more special purpose vehicles nominated and guaranteed by the Buyer) shall on the date of this Agreement enter into a memorandum of agreement for each of the Owned Vessels (each a “MOA” and together the “MOAs”). The provisions of the MOAs shall become effective on the Signing Date.

(C)

Immediately upon the signing of this Agreement the Buyer and the Seller shall cooperate in good faith and expeditiously to advance the S&L Arrangements in order to achieve delivery of the S&L Vessels to the Buyer (or one or more special purchase vessels nominated by the Buyer).

(D)

The total consideration payable by the Buyer under the Transaction is USD 1,050,000,000, which shall be settled by way of (i) the transfer from Buyer to the Seller of 19,282,000 shares in the Buyer, and (ii) the payment of USD 717,385,500 in cash by the Buyer to the Seller, subject to the terms and conditions of this Agreement and the MOAs and the S&L Arrangements.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this Agreement:

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Banking Days” is defined in each MOA.

“Bareboat Charters” means in the case of Avance Capella the bareboat charter dated 31 January 2024 made between Xiang H124 International Ship Lease Co. Limited and Avance Capella Ltd., and in the case of Avance Polaris the bareboat charter dated 31 January 2024 made between Xiang H123 International Ship Lease Co. Limited and Avance Polaris Ltd.

“Cancelling Date” is defined in each MOA.

“Cash Portion” means the cash portion of the Purchase Price for each Vessel as set out under the heading “Cash consideration” in Schedule 2 (Purchase Price per Vessel).

“Consideration Shares” means the ordinary shares in the Buyer allocated as consideration shares to each Vessel as set out under the heading “Consideration Shares” in Schedule 2 (Purchase Price per Vessel).

“Delivery Date” is defined in each MOA.

“Deposit Holder” means DNB Bank ASA.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge (whether fixed or floating), hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements having a similar effect).

“Existing Charterparties” means:

(a)the time charter party for the MV “Avance Pampero” dated 20 October 2020 (as amended and/or supplemented from time to time) and made between Avance Pampero Ltd. as owners and Swisschemgas Ltd as charterers;

(b)the time charter party for the MV “Avance Polaris” dated 15 December 2021 (as amended and/or supplemented from time to time) and made between Avance Polaris Ltd. as owners and Chartering and Shipping Services SA as charterers; and

(c)the time charter party for the MV “Avance Chinook” dated 8 July 2022 (as amended and/or supplemented from time to time) and made between Avance Chinook Ltd. as owners and Chartering and Shipping Services SA as charterers.

“Existing Financing” means the Seller’s existing financing of the Vessels.

“Governmental Authority” means:

(a)the government of any jurisdiction (or any political or administrative subdivision thereof), whether national, federal, provincial, regional, state, country, municipal, local or foreign, and any subdivision department, ministry, agency, instrumentality, court, central bank or other authority thereof, including any entity directly or indirectly owned or controlled thereby;

(b)any public international organisation or supranational body (including the European Union and the European Economic Area) and its institutions, departments, agencies and instrumentalities;

(c)any quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, foreign investment, tax or other governmental or quasi-governmental or self-regulatory authority, including any stock exchange; and

(d)any tribunal or arbitrator(s) of competent jurisdiction.

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Law” means any law, statute, rule, regulation, order or other binding requirement of a Governmental Authority.

“Longstop Date” means 31 December 2024.

“Owned Vessels” means the Vessels except for the S&L Vessels.

“Purchase Price” means the purchase price relating to each Vessel as set out in Schedule 2 (Purchase Price per Vessel) as of the date of this Agreement.

“Share Price” means USD 17.25, being the price per Consideration Share.

“Signing Date” means the date of this Agreement.

“Subsidiary” means an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership, and “control” for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

“S&L Arrangements” means the agreements to be made between the Parties and the S&L Lessor (if relevant) for the novation or assignment of the Bareboat Charters relating to the S&L Vessels from Seller to Buyer and the delivery of the S&L Vessels to the Buyer as further described in Clause 5.

“S&L Lessor” means Bank of Communications Financial Leasing Co., Ltd. together with its subsidiaries being the registered owners of the S&L Vessels.

“S&L Vessels” means the vessels “Avance Polaris” and “Avance Capella”.

“Transaction Documents” means this Agreement and the MOAs and the S&L Arrangements.

“Vessel” means each of the Vessels listed in Schedule 1 (Vessels) and “Vessels” means all of them.

“Vessel Owner” means each of the vessel owning entities listed under the heading “Owner” in Schedule 1 (Vessels).

1.2	Interpretation

Capitalised words and expressions not defined herein shall have the same meaning as given to them in the MOAs and the S&L Arrangements as appropriate.

2.	Sale and Purchase of Vessels

By entering into this Agreement, the MOAs and the S&L Arrangements the Seller and the Vessel Owners (as applicable) commit to sell and Buyer commits to buy the Vessels.

3.	Purchase Price

(a)The aggregate purchase price for the Vessels is USD 1,050,000,000.

(b)The Purchase Price for each Vessel as of the date of this Agreement is set out in Schedule 2 (Purchase Price per Vessel).

4.	Delivery of Vessels
4.1	Delivery Date

On or prior to the Delivery Date for a Vessel and subject to any agreed closing mechanics in accordance with Clause 4.7, the Purchase Price for such Vessel shall be settled as follows:

(a)the Buyer shall pay the Cash Portion relating to that Vessel to the Seller; and

(b)the Buyer shall transfer the ownership to the Consideration Shares, having a value of the number of Consideration Shares times the Share Price, to the Seller in accordance with Clause 4.2.

4.2	Transfer of Consideration Shares

(a)On each Delivery Date, the Buyer shall transfer the ownership of the Consideration Shares relating to the relevant Vessel to the Seller free and clear of all Encumbrances.

(b)Any Consideration Shares shall be transferred to the Seller together with all rights attaching thereto, including (without limitation), voting rights, the right to the full amount of dividends and other distributions that may be allocated to the Consideration Shares and that are declared or paid after the relevant Delivery Date.

(c)The Seller agrees that, for a period of forty days following the Seller’s subscription for each tranche of Consideration Shares relating to a Vessel, the Seller shall not, directly or indirectly, sell, transfer, assign, pledge, or otherwise dispose of any of the Consideration Shares acquired in that tranche, nor shall the Seller enter into any agreement or arrangement to do so.

(d)The Seller will procure that neither it nor Hemen Holding Limited or any of its or their other Affiliates will request a seat on the board of directors of the Buyer i) in connection with the Transaction, or ii) while it, Hemen Holding Limited or its or their Affiliates beneficially own less than 15% of the outstanding shares of the Buyer, but limited to a period of 12 months from Signing Date.

4.3	Existing Charterparties

(a)The Seller and the Buyer shall liaise in good faith, and the Seller will use best efforts, in respect of securing novations of the Existing Charterparties in accordance with the terms of the respective MOAs with effect from the Delivery Date of the respective Vessel. In the event that a Charterer is not willing to enter into a novation agreement within the Longstop Date, the Parties shall exercise reasonable endeavours to agree on an alternative way to achieve the intended commercial result, for example by selling on a mutually acceptable basis the shares in the shipowning entity instead of the Vessel. If the Parties cannot agree on such alternative way, then the relevant Vessel shall be excluded from the Transaction and the total Purchase Price shall be correspondingly reduced. All costs and fees associated with obtaining the consent of the charterers to the novations of the Existing Charterparties will be borne by the Seller.

(b)Notwithstanding paragraph (a) above, if a Vessel is intended to be delivered while on an Existing Charterparty, the Buyer and the Seller agree that delivery shall under no circumstance take place while cargo is on board.

4.4	Deposits

The Buyer shall pay a deposit of 10% of the Purchase Price related to each Owned Vessel to the Deposit Holder in accordance with the terms of each MOA. Each Deposit will form part of the Cash Portion for the relevant Vessel.

4.5	Loss of Vessels

Should any Vessel become an actual, constructive or compromised total loss before it has been delivered to the Buyer, the Vessel will be excluded from sale of the Vessels to the Buyer, and the total consideration payable by the Buyer under the Transaction will be reduced by the corresponding consideration set out in Schedule 2.

4.6	Tax

If the intended location of a Delivery port, entails a risk of an adverse tax effect for the Buyer or the Seller as a result of the transfer of title to a Vessel in any state or territory, the Seller and the Buyer shall postpone the transfer of title of the Vessel until the Vessel is in a location that is reasonably acceptable from a tax point of view to both Buyer and Seller. The Seller and the Buyer shall cooperate in this respect, including evaluating the possibility of a transfer of title of the Vessel in international waters. The Cancelling Date shall be postponed with the number of days it takes to ballast the Vessel from the intended delivery port to such alternative location, and any additional costs related thereto shall be reimbursed by the Buyer to the Seller in the event that the Buyer has requested such relocation.

4.7	Closing mechanics

The Parties shall promptly after the date of this Agreement negotiate in good faith to agree on closing memorandums and equivalent documentation governing the detailed closing procedure for each Vessel and the transfer of the relevant Cash Portion and Consideration Shares.

4.8	Novation of Shipman agreements

The Buyers undertake to accept novation of the existing Shipman agreements for the technical management of the Vessels, with effect from the respective Delivery Date. The Buyer and the Seller intend to enter into novation agreements with the technical managers prior to the respective Delivery Date, but if the technical managers do not accept such novation this should not have any consequences for the Transaction.

5.	Delivery OF S&L Vessels

(a)Delivery of each S&L Vessel will take place as soon as reasonably practical after execution of i) a novation or assignment of the relevant Bareboat Charter from Avance Polaris Ltd. or Advance Capella Ltd. to a nominee of the Buyer and ii) ancillary documentation that may be required by each S&L Vessel’s owner. The Seller and the Buyer shall use reasonable endeavours to achieve a novation or assignment of each Bareboat Charter on the basis that such a novation or assignment will include amendments to each Bareboat Charter reasonably acceptable by the Buyer.

(b)If such novation or assignment does not occur by the Longstop Date, the relevant S&L Vessel shall be excluded from the Transaction and the total Purchase Price shall be correspondingly reduced.

(c)All costs and fees associated with obtaining the consent of the owners of the S&L Vessels to the novations or assignments will be borne by the Seller.

6.	Covenants
6.1	Vessel covenants

The Seller shall (and shall procure that each Vessel Owner shall) between the date of this Agreement and until the Delivery Date of each Vessel:

(a)maintain and operate each Vessel in the ordinary course of business for world-wide trading in accordance with all applicable laws and regulations, including but not limited to the applicable rules and regulations of the Vessel’s classification society and the flag state;

(b)maintain insurance coverage for each Vessel that is at least equivalent to the coverage in place as of the date of this Agreement; and

(c)not change class, managers or trading certificates of any Vessel, unless as mutually agreed in writing between the Parties (such agreement not to be unreasonably withheld or delayed), with the exception of any certificates that require renewal or change.

6.2	Dividend restrictions

The Buyer undertakes and agrees that until the latest Delivery Date to occur, it shall not declare, pay out or resolve to pay out any dividends to its shareholders that exceed its “net income from ordinary operations” in accordance with International Financial Reporting Standards (IFRS). For the purpose of this clause, “net income from ordinary operations” shall exclude gains from sale of assets. The determination of net income shall be based on the Buyer’s financial reporting for the applicable period. This clause ensures that the dividend is in line with the Buyer’s normal earnings and excludes any extraordinary gains from asset sales as part of the consideration to the Seller is shares in the Buyer at a fixed price.

6.3	Merger and change of business

Until 30 days after the expiry of any lock-up period the Buyer shall:

(a)not enter into any amalgamation, merger, demerger, consolidation or corporate restructuring (save for any internal mergers, de-mergers or other corporate restructurings made on a solvent basis).

(b)not undertake any share split, reverse share split, recapitalisation or similar alteration of its capital structure that would affect the value of the Consideration Shares compared to the value agreed on the date of this Agreement.

(c)procure that no substantial change is made to the general nature of its business taken as a whole from that carried on at the date of this Agreement that would affect the value of the Consideration Shares compared to the value agreed on the date of this Agreement.

7.	REPRESENTATIONS AND WARRANTIES - BUYER

The Buyer represents and warrants to the Seller that each of the representations set out in this Clause 7 are true, accurate and not misleading on the date of this Agreement and on each Delivery Date.

7.1	Corporate existence

The Buyer is a company duly incorporated, registered and existing under the laws of its jurisdiction of organization or incorporation.

7.2	Power and authority

(a)The Buyer has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations under the Transaction Documents.

(b)The Transaction Documents has been duly authorised, executed and delivered by the Buyer and the Transaction Documents constitutes valid and binding obligations of the Buyer.

(c)The Transaction Documents are enforceable against the Buyer in accordance with their terms.

7.3	No contravention

The execution and delivery of, and performance of the Buyer’s obligations under, the Transaction Documents and the consummation of the transaction contemplated by the Transaction Documents do not and will not:

(a)violate any provisions of the memorandum and articles of association, by-laws or other constitutive documents of the Buyer;

(b)violate any law, rule, regulation, judgement, injunction, order og decree applicable to the Buyer;

(c)require any consent or other action by any person under, or result in a beach of or constitute a default under, any agreement or other instrument to which the Buyer is a party or by which it is bound;

(d)require on the part of the Buyer, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement; or

(e)result in the creation or imposition of any Encumbrance on any of the Consideration Shares.

7.4	The Consideration Shares

The Buyer is the sole and lawful owner of, and has full title to, all Consideration Shares, that will be transferred free from any Encumbrance to the Seller in accordance with the terms of this Agreement.

8.	REPRESENTATIONS AND WARRANTIES - SELLER

The Seller represents and warrants to the Buyer that each of the representations set out in this Clause 8 are true, accurate and not misleading on the date of this Agreement and on each Delivery Date.

8.1	Corporate existence

The Seller is a company duly incorporated, registered and existing under the laws of its jurisdiction of organization or incorporation.

8.2	Power and authority

(a)The Seller has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations under the Transaction Documents.

(b)The Transaction Documents has been duly authorised, executed and delivered by the Seller and the Transaction Documents constitutes valid and binding obligations of the Seller.

(c)The Transaction Documents are enforceable against the Seller in accordance with their terms.

8.3	No contravention

The execution and delivery of, and performance of the Seller’s obligations under, the Transaction Documents and the consummation of the transaction contemplated by the Transaction Documents do not and will not:

(a)violate any provisions of the memorandum and articles of association, by-laws or other constitutive documents of the Seller;

(b)violate any law, rule, regulation, judgement, injunction, order or decree applicable to the Seller;

(c)require any consent or other action by any person under, or result in a beach of or constitute a default under, any agreement or other instrument to which the Seller is a party or by which it is bound; or

(d)require on the part of the Seller, any declaration, filing or registration with, or notice to or authorization, consent or approval of any court, governmental or regulatory body or authority, other than as set forth in this Agreement.

8.4	The Vessels

(a)The Seller or any of its Subsidiaries is the sole and lawful owner of, and has full title to, the relevant Vessel (except for the S&L Vessels) which will be transferred to the Buyer free from any Encumbrance, maritime liens, and any other debts or tax liabilities that may attach to the Vessels in accordance with the terms of this Agreement.

(b)The MOAs will provide for assignment of any outstanding rights pursuant to the settlement agreement entered into with Hanwha Ocean Co., Ltd. and Hyosung Heavy Industries Corporation in relation to Avance Avior, Avance Rigel, Advance Polaris and Avance Capella.

(c)Furthermore, Seller shall exercise best endeavours to assign with effect from the time of delivery any future rights under the extended warranties from MAN for main engine LGIP parts to Buyer.

8.5	Consideration Shares

Seller represents, warrants and undertakes to Buyer that it is acquiring the Consideration Shares for its own account and not as a nominee or agent, and not for and on behalf of any other party.

9.	Sanctions
9.1	Definitions

In this Clause 9:

“Sanctioned Activity” means any activity, service, carriage, trade or voyage subject to sanctions imposed by a Sanctioning Authority.

“Sanctioning Authority” means the United Nations, the European Union, the United Kingdom, the United States of America or other applicable competent authority or government.

“Sanctioned Party” means any persons, entities, bodies or vessels designated by a Sanctioning Authority.

9.2	Sanctions undertakings

(a)Each Party warrants to the other Party that, as the date of this Agreement and until the latest Delivery Date to occur, it, or any of its Affiliates, are:

(i)not a Sanctioned Party; and

(ii)not acting as principal nor agent, trustee or nominee of any person who is a Sanctioned Party.

(b)The Seller warrants to the Buyer that, as at the date of this Agreement and continuing until the latest delivery date to occur, the Vessels are not a Sanctioned Party and are not and will not be employed in any Sanctioned Activity.

(c)The Buyer warrants to the Seller that none of the funds used to purchase the Vessels are derived from any Sanctioned Party or Sanctioned Activity, and that the Vessels will not be employed in any Sanctioned Activity after the Delivery Date.

(d)A breach of this Clause 9.2 shall entitle the Party not in breach to terminate this Agreement.

10.	Effectiveness and termination
10.1	Effectiveness

This Agreement shall be effective and binding from the date of signing and shall, except for as provided in Clause 10.2 below, continue to be effective and in force up until the date of completion of the Transaction. For this purpose, the date of completion of the Transaction shall fall on the same date as the Delivery Date of the final Vessel.

10.2	Termination

The Parties explicitly and irrevocably waive (and procure, as applicable, that their Affiliates shall waive) to the fullest extent permitted by law and all rights, remedies and causes of action it or any of its Affiliates may have in connection with this Agreement, under any law, to seek the unilateral annulment, cancellation, dissolution or termination of this Agreement other than as provided in this Agreement, the MOAs and the S&L Arrangements.

11.	Confidentiality
11.1	Confidential information

(a)Except as otherwise stated in this Agreement:

(i)

each of the Parties shall treat as strictly confidential the existence and contents of this Agreement (and any agreement entered into pursuant to this Agreement) and all information regarding the discussions and negotiations between the Parties in connection with the Transaction Documents and the Transaction;

(ii)

the Seller shall treat as strictly confidential information relating to the Buyer and the Buyer’s Affiliates which it has received from the Buyer or any representative of the Buyer in connection with this Transaction Documents or the Transaction; and

(iii)	the Buyer shall treat as strictly confidential information relating to the Seller, the Seller’s Affiliates, the Vessels, the Existing Financing and the Existing

Charterparties which it has received from the Seller or any representative of the Seller in connection with this Transaction Documents or the Transaction.

(b)The Party receiving confidential information shall treat, and shall cause its officers, board members, employees, advisers and auditors to treat, such information as strictly confidential and shall not disclose such information to any person other than its board members, employees, advisers, auditors, lenders and professional advisers who reasonably require access to such confidential information for the purpose for which it was disclosed. Any disclosure permitted by these provisions shall require appropriate measures to procure that the permitted recipients of confidential information comply with the obligations set out above.

11.2	Exceptions

(a)The confidentiality obligations in this Clause 11 shall not apply to information:

(i)	which is or comes into the public domain otherwise than through breach by the receiving Party of this Agreement; or
(ii)	which was disclosed to the receiving Party by a third party which is not acting in breach of any obligation of confidentiality towards the other Party or any of its Affiliates.

(b)Confidential information may be disclosed when required by law, any Governmental Authority or the rules of any stock exchange or regulated market, provided that, to the extent legally permissible, the disclosing Party shall consult with the other Party as to such requirement with a view to providing the opportunity for the other Party to contest such disclosure or otherwise to agree the timing and content of such disclosure.

12.	MISCELLANEOUS
12.1	Relationship between this Agreement and the MOAs and the S&L Arrangements

(a)This Agreement does not replace the terms and conditions of the MOAs and the S&L Arrangements, except as expressly provided herein.

(b)In the event of any conflict or inconsistency between this Agreement and (i) any MOA and/or (ii) the S&L Arrangements, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency, unless otherwise agreed by the Parties in writing.

(c)The Parties shall, and shall cause their Affiliates that are a party thereto to, perform their respective obligations under the MOAs and the S&L Arrangements in accordance with their terms and conditions.

12.2	Further assurance

Each Party shall at its own cost, execute such documents and take such actions which the other Party may reasonably require to give full effect to this Agreement.

12.3	Amendments and waivers

(a)Any amendment or waiver of this Agreement must be in writing and be signed on behalf of the relevant Party.

(b)No omission by a Party to exercise any right provided by Law or under this Agreement shall constitute a waiver of that right. No single or partial exercise of any right provided by Law or under this Agreement shall preclude or impair any other or further exercise of that or any other right provided by Law or under this Agreement. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

12.4	No assignment

No Party may assign all or part of its rights and obligations under the Transaction Documents to any third party without the prior written consent of the other Party.

12.5	Costs and expenses

Each Party shall bear all costs and expenses incurred or to be incurred by it or its Affiliates in connection with the negotiation, execution and performance of this Agreement and the MOAs.

12.6	Third party rights

Except where stated otherwise in this Agreement, nothing in this Agreement is intended to create any rights for any person other than Parties.

12.7	Counterparts

This Agreement may be executed in counterparts and shall be effective when each Party has executed a counterpart. Each counterpart shall constitute an original of this Agreement.

13.	Governing law

This Agreement shall be governed by and construed in accordance with Norwegian law.

14.	Dispute resolution
14.1

Any dispute arising out of or in connection with this Agreement, including any disputes regarding the existence, breach, termination or validity thereof, shall be finally settled by arbitration under the Nordic Offshore and Maritime Arbitration Association’s (“NOMA”) Arbitration Rules in force at the time when such arbitration proceedings are commenced. The arbitral tribunal shall be composed of three arbitrators unless otherwise agreed.

14.2	The place of arbitration shall be Oslo, Norway and the language of the arbitration shall be English.

SIGNATURE PAGE

For and on behalf of
AVANCE GAS HOLDING LTD

By:	/s/ Øystein M. Kalleklev

Name:	Øystein M. Kalleklev

Title:	CEO & Director

For and on behalf of
BW LPG LIMITED

By:	/s/ Kristian Sørensen

Name:	Kristian Sørensen

Title:	CEO